June 2, 2025

Phil van Staden
Chief Financial Officer
Fury Gold Mines Limited
401 Bay Street, 16th Floor
Toronto , Ontario
Canada M5H 2Y4

       Re: Fury Gold Mines Limited
           Form 20-F for the Fiscal Year ended December 31, 2024
           Filed April 1, 2025
           File No. 001-38145
Dear Phil van Staden:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2024
Item 4 Information on the company, page 34

1. We note that you have included a summary of your mineral properties that includes the three properties that you have identified as material properties.

       Please revise to include a summary of all properties in which you have an economic interest, including material properties, non-material properties, and properties in which you have an equity interest, consistent with Item 1303(a) of Regulation S-K.

       The summary disclosure should also include a summary map and a general overview pursuant to Item 1303(b) of Regulation S-K.

2. Please expand your summary resource table on page 33 to include the point of reference and the commodity price(s) pursuant to Item 1303(b)(3) of Regulation S-K.
 June 2, 2025
Page 2

3. Please expand your individual property disclosure to include the cost or book value of each material property, pursuant to Item 1304(b)(2)(iii) of Regulation
S-K.

4. Please revise to include the information required under Item 1305 of Regulation S-K regarding the internal controls used in your exploration and mineral resource and reserve estimation efforts.

Item 19 Exhibits
15.2, page 140

5. The criteria that was used to classify a resource as inferred, indicated, or measured should be included in the technical report summary, along with the details that justify the classification pursuant to Item 601(b)(96)(iii)(B)(11)(iv) of Regulation S-K.

       For example, this would generally include the resource interpolation parameters for inferred, indicated, and measured, and an explanation of how the interpolation parameters were determined.

       Please discuss this matter with the qualified persons involved in preparing the report and submit the revisions that are proposed to address this requirement.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Michael Taylor